================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-3
                       RULE 13e-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
                             (Name of the Issuer)

     MIDAMERICAN ENERGY HOLDINGS COMPANY        BERKSHIRE HATHAWAY INC.
             TETON FORMATION L.L.C.                WALTER SCOTT, JR.
             TETON ACQUISITION CORP.                DAVID L. SOKOL

                     (Name of Person(s) Filing Statement)
                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)
                                   59562V107
                     (CUSIP Number of Class of Securities)

                              STEVEN A. MCARTHUR
                      MIDAMERICAN ENERGY HOLDINGS COMPANY
                         302 SOUTH 36TH ST., SUITE 400
                             OMAHA, NEBRASKA 68131
                                (402) 341-4500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                  COPIES TO:

               ALAN C. MYERS, ESQ.              PETER J. HANLON, ESQ.
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP     WILLKIE FARR & GALLAGHER
              919 THIRD AVENUE                   787 SEVENTH AVENUE
            NEW YORK, NEW YORK 10022          NEW YORK, NEW YORK 10019
               (212) 735-3000                      (212) 728-8000

                               ----------------

This statement is filed in connection with (check the appropriate box):

  a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b. [ ] The filing of a registration statement under the Securities Exchange Act of 1933.
  c.  [ ] A tender offer.
  d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                           CALCULATION OF FILING FEE

================================================================================
        TRANSACTION VALUATION*:          AMOUNT OF FILING FEE:
--------------------------------------------------------------------------------
           $2,506,725,477                      $501,345
================================================================================

* For purposes of calculating the filing fee only. This filing fee was determined based upon the sum of (a) the product of 59,877,313 shares of MidAmerican common stock and the merger consideration of $35.05 per share in cash, (b) the product of 9,849,600 shares of MidAmerican common stock issuable upon conversion of MidAmerican's Convertible Trust Preferred Securities and the merger consideration of $35.05 per share in cash and (c) the product of 6,275,897 shares of MidAmerican common stock subject to outstanding options to purchase MidAmerican common stock and the difference between $35.05 per share and the exercise price per share of each of such options. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50 of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: $501,345
     Form or Registration No.: Schedule 14A proxy statement
     Filing Party: MidAmerican Energy Holdings Company
     Date Filed: November 10, 1999

================================================================================

                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission by MidAmerican Energy Holdings Company, Teton Formation L.L.C., Teton Acquisition Corp., Berkshire Hathaway Inc., Walter Scott, Jr., a director of MidAmerican, and David L. Sokol, Chairman and Chief Executive Officer of MidAmerican. This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 24, 1999, among MidAmerican, Teton Formation L.L.C. and Teton Acquisition Corp., pursuant to which Teton Acquisition Corp. will be merged with and into MidAmerican, with MidAmerican as the surviving corporation. Teton Formation L.L.C. and Teton Acquisition Corp. were formed by an investor group that includes Berkshire Hathaway Inc., Mr. Scott and Mr. Sokol for the purpose of entering into the merger agreement and completing the merger. Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding share of MidAmerican common stock, other than shares held by MidAmerican, Teton Formation L.L.C., Teton Acquisition Corp. or their subsidiaries, and shares for which dissenters' rights are perfected in accordance with Iowa law, will be converted into the right to receive $35.05 in cash.


     The terms and conditions of the merger agreement are described in the preliminary Proxy Statement of MidAmerican being filed with the Securities and Exchange Commission concurrently with the filing of this Transaction Statement. A copy of the Proxy Statement is filed with this Transaction Statement as Exhibit (d), and a copy of the merger agreement is attached as Appendix A to the Proxy Statement.


     The cross reference sheet below is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required in response to the items of this Transaction Statement. The information in the Proxy Statement, including all appendices to the Proxy Statement, is hereby expressly incorporated by reference into this Transaction Statement, and the responses to each item are qualified in their entirety by the applicable provisions of the Proxy Statement.

                             CROSS-REFERENCE SHEET


ITEM OF SCHEDULE 13E-3     LOCATION IN PROXY STATEMENT
----------------------     ---------------------------

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) .............   Letter to Shareholders; "Parties to the Merger."

(b) .............   "Information Concerning the Special Meeting--Record Date; Quorum;
                    Outstanding Common Stock Entitled to Vote;" "Price Range of Common
                    Stock and Dividends."

(c)-(e) .........   "Price Range of Common Stock and Dividends."

(f) .............   Appendix F--"Transactions Involving MidAmerican Common Stock by
                    Berkshire Hathaway Inc., Walter Scott, Jr., David L. Sokol, Teton Formation
                    L.L.C., Teton Acquisition Corp., MidAmerican and Certain Executive
                    Officers and Directors."

ITEM 2. IDENTITY AND BACKGROUND.

     This Transaction Statement is being filed by MidAmerican Energy Holdings Company, the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, jointly with Teton Formation L.L.C., Teton Acquisition Corp., Berkshire Hathaway Inc., Walter Scott, Jr., a director of MidAmerican, and David L. Sokol, the Chairman and Chief Executive Officer of MidAmerican.



(a)-(d) .........   "Summary--The Parties;" "Parties to the Merger;" Appendix G--
                    "Information Relating to Berkshire Hathaway Inc., Walter Scott, Jr.,
                    David L. Sokol, Teton Formation L.L.C., Teton Acquisition Corp.,
                    MidAmerican and Certain Executive Officers and Directors."

(e)-(f) .........   None of Walter Scott, Jr., David L. Sokol, MidAmerican, Teton Formation
                    L.L.C., Teton Acquisition Corp. or Berkshire Hathaway Inc., or any of the
                    directors, executive officers or controlling persons of MidAmerican, Teton
                    Formation L.L.C., Teton Acquisition Corp. or Berkshire Hathaway Inc. was,
                    during the last five years: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(g) .............   Appendix G--"Information Relating to Berkshire Hathaway Inc.,
                    Walter Scott, Jr., David L. Sokol, Teton Formation L.L.C., Teton Acquisition
                    Corp., MidAmerican and Certain Executive Officers and Directors."

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.



(a)(1) .............   Appendix F--"Transactions Involving MidAmerican Common Stock by
                       Berkshire Hathaway Inc., Walter Scott, Jr., David L. Sokol, Teton Formation
                       L.L.C., Teton Acquisition Corp., MidAmerican and Certain Executive
                       Officers and Directors."

(a)(2)-(b) .........   "Summary--The Merger--Interests in the Merger That Differ From Your
                       Interests;" "Special Factors--Background of the Merger;" "Special
                       Factors--Interests in the Merger That Differ From Your Interests."

ITEM 4. TERMS OF THE TRANSACTION.



(a) .........   "Questions and Answers About the Merger;" "Summary;" "Special Factors--
                Purpose of the Merger; Certain Effects of the Merger;" "Special Factors--
                Interests in the Merger That Differ From Your Interests;" "The Merger
                Agreement;" Appendix A--"Agreement and Plan of Merger."

(b) .........   "Questions and Answers About the Merger;" "Summary--The Merger--
                Interests in the Merger That Differ From Your Interests;" "Special
                Factors--Purpose of the Merger; Certain Effects of the Merger;" "Special
                Factors--Interests in the Merger That Differ From Your Interests;" "Special
                Factors--Plans for MidAmerican Following the Merger;" "Special Factors--
                Merger Financing; Source of Funds;" "The Merger Agreement--The
                Merger;" Appendix A--"Agreement and Plan of Merger."

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.



(a)-(c) .........   "Special Factors--Plans for MidAmerican Following the Merger."

(d) .............   "Summary--The Merger--Interests in the Merger That Differ From Your
                    Interests;" "Summary--The Merger--Merger Financing; Source of Funds;"
                    "Special Factors--Interests in the Merger That Differ From Your Interests;"
                    "Special Factors--Merger Financing; Source of Funds;" "Price Range of
                    Common Stock and Dividends."

(e)-(g) .........   "Special Factors--Purpose of the Merger; Certain Effects of the Merger;"
                    "Special Factors--Plans for MidAmerican Following the Merger;" "Other
                    Information--Proposals by Shareholders of MidAmerican."

ITEM 6. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



(a)-(c) .........   "Summary--The Merger--Merger Financing; Source of Funds;" "Special
                    Factors--Merger Financing; Source of Funds."

(d) .............   Not Applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.



(a)-(c) .........   "Special Factors--Background of the Merger;" "Special Factors--Purpose of
                    the Merger; Certain Effects of the Merger;" "Special Factors--
                    Recommendations of the Special Committee and the Board of Directors;
                    Reasons for the Merger;" "Special Factors--Position of the Investor Group as
                    to the Fairness of the Merger."

(d) .............   "Questions and Answers About the Merger;" "Summary--The Merger--
                    What You Will Receive in the Merger;" "Summary--The Merger--Interests
                    in the Merger That Differ From Your Interests;" "Special Factors--
                    Background of the Merger;" "Special Factors--Purpose of the Merger;
                    Certain Effects of the Merger;" "Special Factors--Recommendations of the
                    Special Committee and the Board of Directors; Reasons for the Merger;"
                    "Special Factors--Interests in the Merger That Differ From Your Interests;"
                    "Special Factors--Plans for MidAmerican Following the Merger;" "Special
                    Factors--Merger Financing; Source of Funds;" "Special Factors--Certain
                    Federal Income Tax Consequences;" "Special Factors--Accounting
                    Treatment;" "Special Factors--Dissenters' Rights of Shareholders."

ITEM 8. FAIRNESS OF THE TRANSACTION.



(a)-(b) .........   "Questions and Answers About the Merger;" "Summary--The Merger--
                    Recommendations of the Special Committee and the Board" "Special
                    Factors--Background of the Merger;" "Special Factors--Purpose of the
                    Merger; Certain Effects of the Merger;" "Special Factors--Recommendations
                    of the Special Committee and the Board of Directors; Reasons for the
                    Merger;" "Special Factors--Fairness Opinions of Lehman Brothers and
                    Warburg Dillon Read;" "Special Factors--Position of the Investor Group as
                    to the Fairness of the Merger;" "Special Factors--Certain Projections
                    Provided to Financial Advisors and the Investor Group;" Appendix C--
                    "Opinion of Lehman Brothers Inc.;" Appendix D--"Opinion of Warburg
                    Dillon Read LLC."

(c) .............   "Information Concerning the Special Meeting--Voting Rights;" "Special
                    Factors--Purpose of the Merger; Certain Effects of the Merger;" "Special
                    Factors--Position of the Investor Group as to the Fairness of the Merger."

(d) .............   Letter to Shareholders; "Questions and Answers About the Merger;"
                    "Summary--The Merger--Recommendations of the Special Committee and
                    the Board;" "Special Factors--Background of the Merger;" "Special Factors--
                    Recommendations of the Special Committee and the Board of Directors;
                    Reasons for the Merger;" "Special Factors--Fairness Opinions of Lehman
                    Brothers and Warburg Dillon Read."

(e) .............   Letter to Shareholders; "Questions and Answers About the Merger;"
                    "Summary--The Merger--Recommendations of the Special Committee and
                    the Board;" "Special Factors--Background of the Merger;" "Special Factors--
                    Recommendations of the Special Committee and the Board of Directors;
                    Reasons for the Merger."

(f) .............   Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.



(a)-(c) .........   Letter to Shareholders; "Questions and Answers About the Merger;"
                    "Summary--The Merger--Opinions of Lehman Brothers and Warburg Dillon
                    Read;" "Special Factors--Background of the Merger;" "Special
                    Factors--Fairness Opinions of Lehman Brothers and Warburg Dillon Read;"
                    Appendix C--"Opinion of Lehman Brothers Inc.;" Appendix D--"Opinion of
                    Warburg Dillon Read LLC."

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.



(a) .........   "Summary--The Merger--Interests in the Merger That Differ From Your
                Interests;" "Special Factors--Interests in the Merger That Differ From Your
                Interests;" "Security Ownership of Certain Beneficial Owners and
                Management."

(b) .........   Appendix F--"Transactions Involving MidAmerican Common Stock by
                Berkshire Hathaway Inc., Walter Scott, Jr., David L. Sokol, Teton Formation
                L.L.C., Teton Acquisition Corp., MidAmerican and Certain Executive
                Officers and Directors."

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

          "Questions and Answers About the Merger;" "Summary--The Merger-- Interests in the Merger That Differ From Your Interests;" "Summary--The Merger--Merger Financing; Source of Funds;" "Information Concerning the Special Meeting--Voting Rights;" "Information Concerning the Special Meeting--Voting and Revocation of Proxies;" "Special Factors--Interests in the Merger That Differ From Your Interests;" "Special Factors--Merger Financing; Source of Funds;" "The Merger Agreement--The Merger;" Appendix A--"Agreement and Plan of Merger."

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.



(a) .........   "Summary--The Special Meeting--Vote Required;" "Information Concerning
                the Special Meeting--Voting Rights."

(b) .........   "Summary--The Merger--Recommendations of the Special Committee and
                the Board;" "Special Factors--Recommendations of the Special Committee
                and the Board of Directors; Reasons for the Merger;" "Special
                Factors--Position of the Investor Group as to the Fairness of the Merger."

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.



(a) .............   "Questions and Answers About the Merger;" "Special Factors--Dissenters'
                    Rights of Shareholders;" Appendix E--"Dissenters' Rights Under Iowa Law."

(b)-(c) .........   Not Applicable.

ITEM 14. FINANCIAL INFORMATION.



(a) .........   "Selected Historical Financial Data of MidAmerican;" "Other
                Information--Incorporation by Reference." MidAmerican's Annual Report
                on Form 10-K for the year ended December 31, 1998 and its Quarterly
                Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 are incorporated by reference into the Proxy
                Statement. MidAmerican's audited financial statements for the periods covered by the Form 10-K and its unaudited financial statements for the periods covered by the Forms 10-Q are incorporated into this Transaction
                Statement by reference, pursuant to General Instruction D to Schedule 13E-3.

(b) .........   Not Applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.



(a)-(b) .........   "Information Concerning the Special Meeting--Solicitation of Proxies."

ITEM 16. ADDITIONAL INFORMATION.


The Proxy Statement and the appendices to the Proxy Statement are incorporated into this Transaction Statement by reference.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


(a) .........   Not Applicable.

(b) .........   (1)  Opinion of Lehman Brothers Inc. (attached as Appendix C to the
                     Proxy Statement).

                (2)  Opinion of Warburg Dillon Read LLC (attached as Appendix D to the
                     Proxy Statement).

(c) .........   (1)  Amended and Restated Subscription Agreement, dated as of October
                     24, 1999, between Berkshire Hathaway Inc. and Teton Acquisition Corp.

                (2)  Amended and Restated Subscription Agreement, dated as of October
                     24, 1999, between Walter Scott Jr. and Teton Acquisition Corp.

                (3)  Amended and Restated Subscription Agreement, dated as of October
                     24, 1999, between David L. Sokol and Teton Acquisition Corp.

                (4)  Confidentiality Agreement, dated as of October 1, 1999, by and between MidAmerican Energy Holdings Company and David L. Sokol.

                (5)  Confidentiality Agreement, dated as of October 1, 1999, by and between MidAmerican Energy Holdings Company and Berkshire Hathaway Inc.

(d) .........   Preliminary Proxy Statement of MidAmerican.

(e) .........   Dissenters' Rights Under Iowa Law (attached as Appendix E to the Proxy
                Statement).

(f) .........   Not Applicable.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

   (a) The information set forth in the Letter to Shareholders and "Parties to the Merger" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (b) The information set forth in "Information Concerning the Special Meeting--Record Date; Quorum; Outstanding Common Stock Entitled to Vote" and "Price Range of Common Stock and Dividends" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (c)-(e) The information set forth in "Price Range of Common Stock and Dividends" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (f) The information set forth in Appendix F--"Transactions Involving MidAmerican Common Stock by Berkshire Hathaway Inc., Walter Scott, Jr., David L. Sokol, Teton Formation L.L.C., Teton Acquisition Corp., MidAmerican and Certain Executive Officers and Directors" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 2. IDENTITY AND BACKGROUND.

   This Transaction Statement is being filed by MidAmerican Energy Holdings Company, the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, jointly with Teton Formation L.L.C., Teton Acquisition Corp., Berkshire Hathaway Inc., Walter Scott, Jr., a director of MidAmerican, and David L. Sokol, the Chairman and Chief Executive Officer of MidAmerican.

   (a)-(d) The information set forth in "Summary--The Parties;" "Parties to the Merger" and Appendix G--"Information Relating to Berkshire Hathaway Inc., Walter Scott, Jr., David L. Sokol, Teton Formation L.L.C., Teton Acquisition Corp., MidAmerican and Certain Executive Officers and Directors" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (e)-(f) None of Walter Scott, Jr., David L. Sokol, MidAmerican, Teton Formation L.L.C., Teton Acquisition Corp. or Berkshire Hathaway Inc., or any of the directors, executive officers or controlling persons of MidAmerican, Teton Formation L.L.C., Teton Acquisition Corp. or Berkshire Hathaway Inc. was, during the last five years:
              (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

   (g) The information set forth in Appendix G--"Information Relating to Berkshire Hathaway Inc., Walter Scott, Jr., David L. Sokol, Teton Formation L.L.C., Teton Acquisition Corp., MidAmerican and Certain Executive Officers and Directors" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

   (a)(1) The information set forth in Appendix F--"Transactions Involving MidAmerican Common Stock by Berkshire Hathaway Inc., Walter Scott, Jr., David L. Sokol, Teton Formation L.L.C., Teton Acquisition Corp., MidAmerican and Certain Executive Officers and Directors" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (a)(2)-(b) The information set forth in "Summary--The Merger--Interests in the Merger That Differ From Your Interests;" "Special Factors--Background of the Merger" and "Special
              Factors--Interests in the Merger That Differ From Your Interests" of the Proxy Statement is incorporated into this Transaction Statement by reference.

ITEM 4. TERMS OF THE TRANSACTION.

   (a) The information set forth in "Questions and Answers About the Merger;" "Summary;" "Special Factors--Purpose of the Merger; Certain Effects of the Merger;" "Special Factors--Interests in the Merger That Differ From Your Interests;" "The Merger Agreement" and Appendix A--"Agreement and Plan of Merger" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (b) The information set forth in "Questions and Answers About the Merger;" "Summary--The Merger--Interests in the Merger That Differ From Your Interests;" "Special Factors--Purpose of the Merger; Certain Effects of the Merger;" "Special Factors--Interests in the Merger That Differ From Your Interests;" "Special Factors--Plans for MidAmerican Following the Merger;" "Special Factors--Merger Financing; Source of Funds;" "The Merger Agreement--The Merger" and Appendix A--"Agreement and Plan of Merger" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   (a)-(c) The information set forth in "Special Factors--Plans for MidAmerican Following the Merger" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (d) The information set forth in "Summary--The Merger--Interests in the Merger That Differ From Your Interests;" "Summary--The Merger--Merger Financing; Source of Funds;" "Special Factors--Interests in the Merger That Differ From Your Interests;" "Special Factors--Merger Financing; Source of Funds" and "Price Range of Common Stock and Dividends" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (e)-(g) The information set forth in "Special Factors--Purpose of the Merger; Certain Effects of the Merger;" "Special Factors--Plans for MidAmerican Following the Merger" and "Other Information--Proposals by Shareholders of MidAmerican" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 6. SOURCES AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

   (a)-(c) The information set forth in "Summary--The Merger--Merger Financing; Source of Funds" and "Special Factors--Merger Financing; Source of Funds" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (d)        Not Applicable.


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

   (a)-(c) The information set forth in "Special Factors--Background of the Merger;" "Special Factors--Purpose of the Merger; Certain Effects of the Merger;" "Special Factors--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger" and "Special Factors--Position of the Investor Group as to the Fairness of the Merger" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (d) The information set forth in "Questions and Answers About the Merger;" "Summary--The Merger--What You Will Receive in the Merger;" "Summary--The Merger--Interests in the Merger That Differ From Your Interests;" "Special Factors--Background of the Merger;" "Special Factors--Purpose of the Merger; Certain Effects of the Merger;" "Special Factors--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger;" "Special

               Factors--Interests in the Merger That Differ From Your Interests;" "Special Factors--Plans for MidAmerican Following the Merger;" "Special Factors--Merger Financing; Source of Funds;" "Special Factors--Certain Federal Income Tax Consequences;" "Special Factors--Accounting Treatment" and "Special Factors--Dissenters' Rights of Shareholders" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.

   (a)-(b) The information set forth in "Questions and Answers About the Merger;" "Summary--The Merger--Recommendations of the Special Committee and the Board;" "Special Factors--Background of the Merger;" "Special Factors--Purpose of the Merger; Certain Effects of the Merger;" "Special Factors--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger;" "Special Factors--Fairness Opinions of Lehman Brothers and Warburg Dillon Read;" "Special Factors--Position of the Investor Group as to the Fairness of the Merger;" "Special Factors--Certain Projections Provided to Financial Advisors and the Investor Group;" Appendix C--"Opinion of Lehman Brothers Inc." and Appendix D--"Opinion of Warburg Dillon Read LLC" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (c) The information set forth in "Information Concerning the Special Meeting--Voting Rights;" "Special Factors--Purpose of the Merger; Certain Effects of the Merger" and "Special Factors--Position of the Investor Group as to the Fairness of the Merger" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (d)        The information set forth in the Letter to Shareholders;
              "Questions and Answers About the Merger;" "Summary--The Merger--Recommendations of the Special Committee and the Board;" "Special Factors--Background of the Merger;" "Special Factors--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger" and "Special
              Factors--Fairness Opinions of Lehman Brothers and Warburg Dillon Read" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (e)        The information set forth in the Letter to Shareholders;
              "Questions and Answers About the Merger;" "Summary--The Merger--Recommendations of the Special Committee and the Board;" "Special Factors--Background of the Merger" and "Special Factors--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (f)        Not Applicable.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

   (a)-(c) The information set forth in the Letter to Shareholders; "Questions and Answers About the Merger;" "Summary--The Merger--Opinions of Lehman Brothers and Warburg Dillon Read;" "Special Factors--Background of the Merger;" "Special Factors--Fairness Opinions of Lehman Brothers and Warburg Dillon Read;" Appendix C--"Opinion of Lehman Brothers Inc." and Appendix D--"Opinion of Warburg Dillon Read LLC" of the Proxy Statement is incorporated into this Transaction Statement by reference. The opinions of Lehman Brothers Inc. and Warburg Dillon Read LLC are attached as appendices to the Proxy Statement and are available for inspection and copying at the principal executive offices of MidAmerican during its regular business hours.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

   (a) The information set forth in "Summary--The Merger--Interests in the Merger That Differ From Your Interests;" "Special Factors--Interests in the Merger That Differ From Your Interests" and "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (b) The information set forth in Appendix F--"Transactions Involving MidAmerican Common Stock by Berkshire Hathaway Inc., Walter Scott, Jr., David L. Sokol, Teton Formation L.L.C., Teton Acquisition Corp., MidAmerican and Certain Executive Officers and Directors" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Questions and Answers About the Merger;" "Summary--The Merger--Interests in the Merger That Differ From Your Interests;" "Summary--The Merger--Merger Financing; Source of Funds;" "Information Concerning the Special Meeting--Voting Rights;" "Information Concerning the Special Meeting--Voting and Revocation of Proxies;" "Special Factors--Interests in the Merger That Differ From Your Interests;" "Special Factors--Merger Financing; Source of Funds;" "The Merger Agreement--The Merger" and Appendix A--"Agreement and Plan of Merger" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

   (a) The information set forth in "Summary--The Special Meeting--Vote Required;" and "Information Concerning the Special
              Meeting--Voting Rights" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (b) The information set forth in "Summary--The Merger--Recommendations of the Special Committee and the Board;" "Special Factors--Recommendations of the Special Committee and the Board of Directors; Reasons for the Merger" and "Special Factors--Position of the Investor Group as to the Fairness of the Merger" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

   (a) The information set forth in "Questions and Answers About the Merger;" "Special Factors--Dissenters' Rights of Shareholders" and Appendix E--"Dissenters' Rights Under Iowa Law" of the Proxy Statement is incorporated into this Transaction Statement by reference.

   (b)-(c)    Not Applicable.


ITEM 14. FINANCIAL INFORMATION.

   (a) The information set forth in "Selected Historical Financial Data of MidAmerican" and "Other Information--Incorporation by Reference" of the Proxy Statement is incorporated into this Transaction Statement by reference. MidAmerican's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 are incorporated by reference in the Proxy Statement. MidAmerican's audited financial statements for the periods covered by the Form 10-K and its unaudited financialstatements for the periods covered by the Forms 10-Q are incorporated into this Transaction Statement by reference, pursuant to General Instruction D to Schedule 13E-3.

   (b)          Not Applicable.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


   (a)-(b) The information set forth in "Information Concerning the Special Meeting--Solicitation of Proxies" of the Proxy Statement is incorporated into this Transaction Statement by reference.


ITEM 16. ADDITIONAL INFORMATION.


     The Proxy Statement and the Appendices attached to the Proxy Statement are incorporated into this Transaction Statement by reference.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.



Exhibit (a)     Not Applicable.

Exhibit (b)     (1)  Opinion of Lehman Brothers, Inc. (attached as Appendix C to the
                     Proxy Statement).

                (2)  Opinion of Warburg Dillon Read (attached as Appendix D to the
                     Proxy Statement).

Exhibit (c)     (1)  Amended and Restated Subscription Agreement, dated as of October
                     24, 1999, between Berkshire Hathaway Inc. and Teton Acquisition Corp.

                (2)  Amended and Restated Subscription Agreement, dated as of October
                     24, 1999, between Walter Scott Jr. and Teton Acquisition Corp.

                (3)  Amended and Restated Subscription Agreement, dated as of October
                     24, 1999, between David L. Sokol and Teton Acquisition Corp.

                (4)  Confidentiality Agreement, dated as of October 1, 1999, by and between MidAmerican Energy Holdings Company and David L. Sokol.

                (5)  Confidentiality Agreement, dated as of October 1, 1999, by and between MidAmerican Energy Holdings Company and Berkshire Hathaway Inc.

Exhibit (d)     Preliminary Proxy Statement of MidAmerican Energy Holdings Company.

Exhibit (e)     Dissenters' Rights Under Iowa Law (attached as Appendix E to the Proxy
                Statement).

Exhibit (f)     Not Applicable.

                                  SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 10, 1999


                                   MIDAMERICAN ENERGY HOLDINGS COMPANY



                                   By: /s/ Steven A. McArthur
                                      ----------------------------------------
                                      Name:  Steven A. McArthur
                                      Title: Senior Vice President




                                   TETON FORMATION L.L.C.



                                   By: /s/ David L. Sokol
                                      ----------------------------------------
                                      Name:  David L. Sokol
                                      Title: Managing Member




                                   TETON ACQUISITION CORP.


                                   By: /s/ David L. Sokol
                                      ----------------------------------------
                                      Name:  David L. Sokol
                                      Title: Chief Executive Officer and
                                             President




                                   BERKSHIRE HATHAWAY INC.



                                   By: /s/ Marc D. Hamburg
                                      ----------------------------------------
                                      Name:  Marc D. Hamburg
                                      Title: Vice President and Chief Financial
                                             Officer


                                   /s/ Walter Scott, Jr.
                                   --------------------------------------------
                                   Walter Scott, Jr.


                                   /s/ David L. Sokol
                                   --------------------------------------------
                                   David L. Sokol

                                 EXHIBIT INDEX

Exhibit (a)     Not Applicable.

Exhibit (b)     (1)  Opinion of Lehman Brothers, Inc. (attached as Appendix C to the
                     Proxy Statement).

                (2)  Opinion of Warburg Dillon Read (attached as Appendix D to the
                     Proxy Statement).

Exhibit (c)     (1)  Amended and Restated Subscription Agreement, dated as of October
                     24, 1999, between Berkshire Hathaway Inc. and Teton Acquisition Corp.

                (2)  Amended and Restated Subscription Agreement, dated as of October
                     24, 1999, between Walter Scott Jr. and Teton Acquisition Corp.

                (3)  Amended and Restated Subscription Agreement, dated as of October
                     24, 1999, between David L. Sokol and Teton Acquisition Corp.

                (4)  Confidentiality Agreement, dated as of October 1, 1999, by and between MidAmerican Energy Holdings Company and David L. Sokol.

                (5)  Confidentiality Agreement, dated as of October 1, 1999, by and between MidAmerican Energy Holdings Company and Berkshire Hathaway Inc.

Exhibit (d)     Preliminary Proxy Statement of MidAmerican Energy Holdings Company.

Exhibit (e)     Dissenters' Rights Under Iowa Law (attached as Appendix E to the Proxy
                Statement).

Exhibit (f)     Not Applicable.